EDGE CORPORATE FINANCE, LLC
SCHEDULE II
OTHER INFORMATION

A) **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS**
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

B) **INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS**
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

C) **STATEMENT OF CHANGES IN LIABILITIES**
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
AS OF DECEMBER 31, 2016

The statement of changes in liabilities subordinated to claims of general creditors has been omitted since Edge Corporate Finance, LLC had no such liabilities outstanding at the beginning of the year, during the year or at year end.